MAIL STOP

									May 26, 2006

F. George Orr
Secretary
Valcent Products Inc.
420 - 475 Howe Street, Vancouver
British Columbia V6C 2B3

Re:	Valcent Products, Inc
	Registration Statement on Form F-1
	File No. 333-133613
	Filed: April 27, 2006
	Annual Report on Form 20-F for the Period Ended March 31,
2005
	Filed: September 20, 2005

Dear Mr. Orr:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your disclosures throughout, as necessary.

Cover Page of the Prospectus

2. Revise to reflect the fact that you may not receive proceeds from the exercise of the warrants due to the "net cashless" exercise feature referred to on page 22.

3. Please disclose that your affiliates are also selling shares.

Prospectus Summary, page 2

4. Please briefly disclose the penalties and risks that you face due to your delay in filing this registration statement and having it declared effective. We note your disclosure on page 23 that the penalties and any future penalties will reduce your net income and create a likelihood of a net loss for the year.

5. In light of the fact that none of the planned products mentioned appear to have been fully developed or manufactured yet, you should not call them products, but rather refer to them as "potential products." throughout the filing. Clarify and briefly disclose what stage of development these products are in and put their status in perspective. You may provide more detail in your business section.

6. Please confirm that you currently have no plans to engage in a merger, acquisition, or business reorganization.

About Our Company, page 2

7. Please revise your disclosures under "About Our Company" to briefly summarize your history of acquiring and selling or discontinuing businesses. As written, it is not clear what the nature of your business is. We note your disclosure on page 28 concerning your sales of Bikestar Rentals, Inc. and Arizona Outback
Adventures LLC, and your discontinuance of Nettron Media Group,
Inc.

8. Please clearly disclose that you have incurred losses since inception, have no operations, and that there is substantial doubt about your ability to continue as a going concern and rely upon the sale of your securities to fund your operations.

Risk Factors, page 5

9. Please avoid language in risk factors like "material adverse effect." Instead, please revise your risk factors to state what the specific impact will be on your financial condition or results of operations. Where appropriate, please include specific examples of the risks you discuss.

10. Some of your risk factors use language like "there is no assurance." Please delete this language; the real risk is not your inability to offer assurance, but the condition described.

11. The risk factor entitled "There is uncertainty as to our ability to continue as a going concern..." appears to duplicate the risk discussed in "We are a development stage company and based on our historical operating losses ..." Please consider consolidating, revising or deleting one of these risk factors.

12. Please do not include risks that are not currently material,
or
clarify why they are currently material.  Please see the risk factors
titled:
* If our products infringe upon proprietary rights of others..., page
7
* Should our Nova Skin Care System be classified as a medical device...,page 7
* If we enter foreign markets..., page 8

Our limited experience as a publicly-traded company in the United
States may increase our expenses and place significant demands on our management, page 6

13. Please revise to disclose the costs you expect to incur and explain how they will differ from those expenditures you have been making since first becoming a reporting company.

14. Consider revising your subheading, as it appears that your shares have been quoted on the OTC Bulletin Board since at least 2001.
We
note your disclosure under the subheading "Market Information" on page 13.

We face serious competition in our business segments, page 6

15. Please revise this subheading to describe the risk at issue.
Your subheading does not convey a risk.

16. The risk factors entitled "The loss of one or more of our senior management or key personnel may adversely effect our operations and could lead to a loss of clients and proprietary information" and "We face substantial competition in attracting and retaining qualified personnel and may be unable to develop and grow our business if we cannot attract and retain such qualified personnel" are redundant and because most companies rely on their key personnel, generic. Please consider combining these risk factors and providing more specificity as to the potential impact the loss of the services of the individuals listed would have on your operations or remove the risk factor. In the alternative, delete these risk factors.

17. Some of your risk factor discussions are boilerplate and could apply to any issuer or to any offering. If you elect to retain these and other general risk factors in your prospectus, you must clearly explain how they apply to your industry, company, or offering. Please revise to particularize the risk to your company. Please refer to the following:
* If we are unable to successfully break into new markets, implement our growth strategy or manage our business..., page 7
* Changes in consumer preferences or discretionary spending patterns may negatively affect..., page 7
* Unless and until we garner analyst research coverage..., page 10
* Our stock price could be volatile..., page 11

18. Because some officers and directors reside outside of the United
States as does some of your property, consider a risk factor that addresses the difficulty investors may have in effecting service of process within the United States upon such persons and in enforcing the United States federal securities laws and judgments obtained in
United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Cautionary Notice Regarding Forward-Looking Statements, page 13

19. Please remove the word "will" from the list of words in the second sentence of this section.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 19

20. Please discuss your plan of operations for the next twelve months in greater detail. Include more detailed milestones to your business plan, taking the company to the point of generating first revenues, the costs associated with each milestone, and the employees responsible for each aspect of the business plan. Your response will likely impact the Business section discussion. We will have further comments.

21. Please discuss how long you can satisfy your cash requirements.

22. Please disclose whether you generated revenue from operations of your interactive dating service conducted through Nettron Media
Group.

23. Please disclose whether any payments were made under the MK
Agreements, other than the services agreement. Disclose the amounts and reasons for any payments.

24. Please disclose the reasons for the investor relations fees paid in the nine months ended December 31, 2005. Who were these fees paid to?

Liquidity and Capital Resources, 22

25. Please explain what you mean by "operating activities" and how you generated cash from such activities when you appear to still be in the development stage.

26. Please disclose whether you have issued the stock underlying the penalty notes and warrants.

Contractual Obligations, page 25

27. Disclose how your long-term obligations arose.

28. Footnote 3 does not appear to correspond with any text in this section. Please advise.

Business, page 26

29. Please disclose what, if any, consideration was paid in connection with July 7, 2000 agreement to purchase a series of companies. In addition, please quantify the costs referenced in the last sentence of the first paragraph on page 27 and clarify whether you have paid these costs. Your disclosure "we bore all costs" is vague.

Products

30. Please include more detail about the development of your potential products and prototypes. Disclose:
* The parties in charge of development;
* Costs of development; and
* Current status of development.

31. Disclose the steps you have taken and that will be required to facilitate the retail, wholesale, direct-response and online marketing promotion of your potential products.

32. Please provide a basis for the following statements:
* findings that regular, deep cleaning of the surface of facial skin has been shown to improve overall appearance, reduce fine lines, improve blood flow, stimulate collagen fibers and in general reduce the visible effects of aging;
* Dust Wolf(r) is suitable for use with Venetian blinds, shutters, computer keyboards, piano keys, lampshades, chandeliers, picture frames, television and computer screens and vehicle dashboards;
* Tomorrow Garden Kit offers an improved plant lifespan of three to six months, as opposed to the traditional shelf life of approximately seven to ten days for fresh herbs, and requires only ambient light, with no watering or other maintenance, to survive;
* The skincare market is one of the largest and fastest growing market segments in the world today;
* Your belief that your potential products may become leaders in their markets;
* Your belief that there are many suppliers available with the capabilities that you will require; and
* Your belief that Nova Skin Care System is not a medical device as defined by section 201(h) of the United States Federal Food, Drug and
Cosmetic Act.

33. Please revise to clarify whether you currently have a distribution center in El Paso, Texas. Is this facility the same as the warehouse space leased for "product development activity?"
Also,
what sort of product development activity occurs at this location?

34. Please disclose why third-party manufacturers are likely to be different for each product.

35. Please clarify what you mean by the fact that you have been "in contact" with Solid Integrations, LLC of Juarez, Mexico and Maroon Product Development of Phoenix Arizona regarding their services for design, engineering and production for Nova Skin Care System and Dust
Wolf. Please disclose what stage your discussions are at and whether these companies have signaled a willingness to pursue a future business relationship with you.

Provisional Patents, page 34

36. Please list and update the status of the patent applications.

37. Please update to the latest practicable date the status of the trademark registrations.

Trade Secrets, page 34

38. Please confirm and disclose whether you have entered into any confidentiality and non-disclosure agreements with the parties indicated in this section.

Employees, page 34

39. Please provide a breakdown of each main category of activity and geographic location for each of your employees and consultants.

Management, page 38

40. We note from your May 1, 2006 press release attached as an exhibit to Form 6-K, that you have hired Stacy Anderson as your Chief
Financial Officer.  Please revise your prospectus accordingly.

Principal and Selling Shareholders, page 45

41. Please revise the selling stockholders table to include a "total" line at the end of the table.

42. Please tell us whether any of the selling stockholders listed in the table are broker-dealers or affiliates of broker-dealers. Please note that selling stockholders who are broker-dealers must be identified as underwriters in the prospectus. For selling stockholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

43. For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

44. To the extent that any successor(s) to the named selling stockholders wish to sell under this prospectus you must file a prospectus supplement identifying such successors as selling stockholders. Please revise.

45. Please disclose how your selling stockholders acquired their securities.

46. In this section, please provide an explanation of whether or not
Platinum Partners Macro Fund LP, Alpha Capital Aktiengesellschaft, Monarch Capital Fund Ltd., or Platinum Long Term Growth III or any of its affiliates is an affiliate of your company, including based upon share ownership. Please tell us if your answer would be different if you disregarded any caps on ownership of your securities to which the entities are subject.

47. Please confirm that none of the sellers currently have open positions in the common stock. If any of the sellers do have short positions, please indicate the size of the short position. Supplementally confirm that you are aware of Telephone Interp. A.65
(July 1997) on this matter, which is publicly available on our website.

Taxation, page 58

48. Please replace the term "certain" with material in the first sentence of this section. We note your subheading.

Signatures

49. Please have your controller or principal accounting officer sign in this capacity.

Legal Matters, page 63

50. Please clarify the legal matters being passed on by M.M.
Membrado, PLLC.

Legal Opinion

51. Please revise to reflect that this offering is a resale. The first sentence of this opinion implies that this is a primary offering by Valcent..

52. Please include the file number for your registration statement.

53. Please have counsel revise to clarify that the shares being registered for resale that are currently outstanding are legally issued, fully paid and non-assessable.

Annual Report on Form 20-F

General

54. Please revise future filings to incorporate your responses to all applicable comments above.




Item 16. Audit Committee Financial Expert

55. In future filings please disclose whether your audit committee financial expert is independent. Please refer to Item 16A(a)(2) of
Form 20-F.

Item 16B. Code of Ethics

56. In future filings please explain why you have not yet adopted a code of ethics. Please refer to Item 16B(a) of Form 20-F.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     Please contact Craig Slivka at (202) 551-3729 or in his absence
Lesli Sheppard at (202) 551-3742 with any questions.

      					Sincerely,



								Pamela A. Long
								Assistant Director

CC:	Michael M. Membrado, Esq.
	(646) 486-9771
F. George Orr
Valcent Products Inc.
Page 1 of 9



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE